Exhibit 17.1

Daryl Kim Resignation Email

-----Original Message-----

From: Daryl

Sent: Thursday April 29, 2010 7:08 PM

To: toney

Subject: Resignation from board of directions of Natural Blue Resources

Toney,

Effective immediately, I tender my resignation from the board of directors of Natural Blue Resources due to family matters. Thank you for the opportunity given to me and I hope all the best for the future of Natural Blue Resources.

Daryl Kim

1